Michael T. Stefanski Vice President & Controller September 21, 2005

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561

Dear Mr. Spirgel:

We are writing this letter to respond to the comment letter of the Staff dated September 1, 2005 with respect to the Cellco Partnership (“the Company”) Form 10-K for the fiscal year ended December 31, 2004 and the related periodic reports.

Pursuant to the Staff’s request, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need anything further to assist you in your review, please do not hesitate to contact me. I can be reached at (908) 306-6892.

Sincerely,

/s/ Michael T. Stefanski

Michael T. Stefanski

Attachment

Cellco Partnership Form 10-K for the fiscal year ended December 31, 2004

1.	Refer to the penultimate paragraph of page 90, where you disclose your plan to consolidate Vista PCS, LLC even though it is controlled by Valley Communications, LLC. In future filings please expand your consolidation policy disclosure to fully address circumstances such as this and explain to us the nature of your investment in Vista PCS, LLC and the basis for your accounting in GAAP. Refer us to the accounting literature that you are relying upon as a basis for your policy and describe to us how you apply the guidance of FIN 46R to this and other similar investments.

Response:

In November 2004, Cellco Partnership (“Cellco”) and Valley Communications, LLC (“Valley”) entered into an LLC Agreement (the “Agreement”) to form Vista PCS, LLC (“Vista”) in order to bid on PCS licenses. For the year ended December 31, 2004, Vista had no business activity other than its initial capitalization upon formation. On February 15, 2005, the FCC concluded an auction of 242 PCS licenses. Vista was the high bidder on 37 of these licenses.

Cellco has provided capital contributions and debt financing to Vista. Under the Agreement, Cellco has an 80% non-controlling interest in Vista, while Valley has the remaining 20% interest. Also, under the Agreement, Valley has voting control of Vista in that it has two of the three votes on Vista’s Management Committee. Cellco has the remaining vote.

Additionally, pursuant to a Management Agreement, Cellco will provide Vista assistance in building the wireless networks in the areas in which Vista owns the licenses purchased in the FCC auction.

Cellco considers Vista to be a variable interest entity (“VIE”) because its voting rights are not proportional to its ownership interest and the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, consistent with paragraph 5 of FIN 46(R). As Cellco owns a majority of the variable interests in Vista, Cellco is the primary beneficiary of Vista, and consolidates Vista in accordance with paragraphs 14 and 15 of FIN 46(R).

In future filings, Cellco will expand its consolidation policy disclosure to address Vista and any other circumstances similar to its participation in Vista.

2.	We note on page 5 of the March 31, 2003 Form 10-Q of Verizon Communications, Inc., Verizon Communications recognized a material gain upon the adoption of SFAS 143. Please explain to us the facts and circumstances of your adoption of SFAS 143, including the impact of the adoption on your financial position and results of operations. Tell us how you determined your asset retirement obligation (ARO) and cumulative effect adjustment, if any. Also explain what impact the adoption of FIN #47 had on your methodology for estimating your ARO.

Response:

Verizon Communications Inc. disclosed the impact of adopting Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," in its March 31, 2003 SEC Form 10-Q as a gain of approximately $3,499 million ($2,150 million after-tax). The impact was a gain because Verizon Communications did not have a material obligation to remove long-lived assets but had historically included estimated removal costs in group depreciation models. This gain pertained principally to Verizon Communications' domestic wireline operations, and none of the impact of adopting SFAS No. 143 pertained to Cellco. Cellco's 2002 SEC Form 10-K disclosed that it did not expect the adoption of SFAS No. 143 to have a material effect on the partnership's results of operations or financial position and Cellco's March 31, 2003 SEC Form 10-Q did not disclose any impact of adopting SFAS No. 143 as the impact of adoption was immaterial.

As previously communicated in Verizon Communications' responses to comment letters from the SEC Staff dated August 12, 2003 and September 2, 2003, Verizon Communications noted that it records an asset retirement obligation in circumstances when it is contractually obligated to restore leased cell tower locations to their previous condition. Approximately one-half of Cellco's tower sites are leased from third parties. In these cases, the tower lessor is either responsible for the remediation of the location or, if it is the owner of the land, it is not subject to remediation clauses. The remaining cell towers are owned by Cellco and are generally located on land that is leased subject to standard remediation clauses included in the original lease agreements. It is Cellco's practice to record the estimated cost of remediation over the term of the lease. This accounting, which is based on the provisions of SFAS No. 13, "Accounting for Leases," paragraph 5(j), results in charges for restoration costs (in a manner similar to minimum lease payments) that are consistent with those determined in accordance with the provisions of SFAS 143, paragraph 17. Cellco updates its remediation estimates periodically based on its actual experience in restoring cell tower locations. To date, Cellco has decommissioned and remediated 165 cell tower locations, with an aggregate cost of approximately $2 million.

Cellco is currently evaluating the provisions of FIN No. 47 with respect to the cost of both asbestos removal in its owned facilities and battery plant remediation within its cell sites and switch locations. Cellco will adopt FIN 47 on December 31, 2005. As disclosed in Cellco's June 30, 2005 SEC Form 10-Q, Cellco does not expect the adoption of this interpretation to have a material effect on its consolidated financial statements.

Cellco Partnership Form 10-Q for the quarter ended June 30, 2005
Wireless Licenses and Other Intangibles, Net, page 5

3.	Please explain to us how you applied the guidance in EITF Topic D-108. Describe in detail how you applied the direct method of valuing your wireless licenses. Please address the following questions in your response.

	•	Did you determine the direct value of these licenses on a license-by-license basis or did you aggregate some or all of these licenses? If you aggregated licenses, tell us how.
	•	The sixth paragraph of page 4 of your Form 10-K seems to indicate that you have purchased overlapping licenses. Tell us how the values of your older and newer licenses compare in such circumstances.
	•	Also, describe how the direct values were determined and tell us how they compared to the recorded values as originally determined under the residual method.

Response:

Direct Valuation Methodology

As required by EITF Topic D-108, Cellco performed an impairment test on its wireless licenses using a direct valuation method as of January 1, 2005. As disclosed in the Cellco’s 2004 Form 10-K, that impairment test did not result in any adjustment to the carrying value of its wireless licenses as of January 1, 2005. Cellco engaged an independent valuation firm to assist it in determining the estimated fair value of its wireless licenses using a direct valuation method. After consultation with the independent valuation firm, its independent auditors, and in light of previous discussions with the Office of the Chief Accountant of the Securities and Exchange Commission on May 24, 2004, Cellco concluded that the most appropriate direct valuation methodology for its wireless licenses was a variation of the income approach commonly known as the “Greenfield Approach.”

The Greenfield Approach is a commonly used approach to directly value wireless licenses, broadcast licenses, cable franchise agreements and other similar intangible assets. The Greenfield Approach is based on the assumption that a potential investor is considering the purchase of the wireless licenses as part of a start-up enterprise. In other words, the investor would need to incur separately all the capital expenditures, marketing, customer acquisition, cost of operations and related costs to build a business to a projected level of normalized operations starting only with the wireless licenses. The Greenfield approach uses discounted cash flow analyses to estimate what a potential investor would be willing to pay to purchase the wireless licenses (recognizing that all other necessary capital expenditures and costs would need to be incurred separately to build a business to a projected level of normalized operations) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

As previously mentioned, Cellco engaged an independent valuation firm to assist it in estimating the fair value of its wireless licenses as of January 1, 2005. In the opinion of the independent valuation firm, the fair value of Cellco’s wireless licenses substantially exceeded its carrying value of $42.1 billion as of January 1, 2005. Cellco considered the independent valuation firm’s report and internal information, as appropriate, to conclude that the estimated value as determined by the independent valuation firm was reasonable and was Cellco’s best estimate of fair value of its wireless licenses. In addition, prior to Cellco’s adoption of EITF Topic D-108, Cellco performed its annual impairment test as of December 31, 2004 using the residual method. Under the residual method, the fair value of Cellco’s licenses substantially exceeded its carrying value.

Unit of Measure for Testing for Potential Impairment

As previously communicated to the Office of the Chief Accountant of the Securities and Exchange Commission, in Cellco’s letter dated April 23, 2002 to Mr. R. Scott Blackley, in connection with Cellco’s pre-clearance of certain matters in connection with its adoption of SFAS 142, Cellco aggregates its wireless licenses into one single unit of accounting for the purposes of evaluating potential impairment. Cellco has evaluated the “indicators that two or more indefinite-lived intangible assets should be combined as a single unit of accounting for impairment testing purposes” contained in EITF Issue No. 02-7, Unit of Measure for Testing Indefinite-Lived Intangible Assets (EITF 02-7), and accordingly believes that its wireless licenses should appropriately be combined into a single unit of accounting for the purposes of impairment testing. Cellco reached this conclusion principally based on the fact that as a nationwide carrier, it utilizes its wireless licenses held on an integrated basis as one single asset (a nationwide wireless network) to support its business model of providing high quality coast-to-coast service to its subscribers. Aspects of Cellco’s business model that rely upon this integrated approach include its marketing strategy, service pricing and customer service activities.

Overlapping Licenses

As described above, Cellco aggregates its wireless licenses into one single unit of measure for impairment purposes. Accordingly, Cellco does not calculate the fair value of individual wireless licenses. As a general matter, Cellco purchases wireless licenses to meet its current and planned requirements. In many cases, this results in Cellco purchasing wireless licenses in markets for which it already owns wireless licenses. While such licenses are considered “overlapping” from a market (geographic location) perspective, they enable Cellco to access different radio wave spectrum in that geographic location and are therefore “additive” from the perspective of allowing Cellco to carry more traffic in that geographic location (commonly referred to as “additional capacity”). This additional capacity supports new customers, additional volumes for existing customers and the provision of new services (for example, wireless data services) for new and existing customers.